Exhibit 4(b)(xii)

31 March 2014

Private & Confidential

Lord Norman Blackwell

Dear Norman

Chairman Appointment - Lloyds Banking Group plc

Following our recent discussions, I am pleased to confirm that the Board has approved your appointment as Chairman of Lloyds Banking Group plc (“the company”) with effect from 3 April 2014 at the conclusion of the Board meeting scheduled for that day. This follows confirmation from both the Prudential Regulation Authority (PRA) and the Financial Conduct Authority (FCA) that they have no objection to your appointment as Chairman.

The terms set out in this letter will apply from the date of your appointment as Chairman. Prior to you being appointed to that role, the terms set out in your letter of 25 May 2012 remain in full force and effect.

1	Appointment

1.1	This letter covers your appointment as:

(i)	Chairman of Lloyds Banking Group plc with effect from 3 April 2014 (or such other date as the Board may determine)

(ii)	A non executive director of Lloyds Banking Group plc and each of its principal subsidiaries (namely Lloyds Bank plc, Bank of Scotland plc and HBOS plc) which commenced on 1 June 2012

(iii)	Chairman and non executive director of Scottish Widows Group Ltd and its principal subsidiaries (collectively referred to as the ‘Insurance Boards’) which you will continue to hold until a successor has been appointed.

Subject to satisfactory performance and Board approval, you will be invited to stand for annual re-election by shareholders at the AGM in each year of your appointment.

1.2	Your appointment is subject to the articles of association of the company from time to time in force and the provisions of the Companies Act 2006. Continuation of each of your appointments mentioned in 1.1 above is subject to:

•	You meeting and maintaining, as applicable and throughout your period of office, the status and standards laid down by the Prudential Regulatory Authority (PRA) and Financial Conduct Authority (FCA) (collectively referred to as the Regulators) in relation to approved persons (or such other regime as may be in force from time to time). All directors are required to adhere, on an ongoing basis, to the standards laid down by the Regulators in the Statements of Principle and Code of Practice for Approved Persons (APER), a copy of which is available via the PRA website at http://fshandbook.info/FS/html/PRA/APER or on request from the Company Secretary.

•	All directors are required to inform the Regulator and the Board promptly of any change in their personal circumstances including but not limited to any matters relating to fitness and propriety which may have an impact on their status as an approved person or their ability to remain as a director;

•	satisfactory performance and contribution to the Board and any Board committees on which you serve;

•	re-election as a director by the company’s shareholders in general meeting (including the 2014 Annual General Meeting) as required by the company’s articles of association and codes to which the company subscribes, in particular, the Financial Reporting Council’s UK Corporate Governance Code.

1.3	If (i) you are not re-elected by the shareholders at the company’s Annual General Meeting from time to time, (ii) you fail to meet the standards required of approved persons (as outlined in 1.2 above), or (iii) the articles of association of any company to which you are appointed pursuant to this letter or any law or regulation prevents you from continuing in office, your appointment shall terminate automatically with immediate effect and without compensation. Otherwise, the company may terminate your appointment and this agreement at any time, subject to six month’s written notice. If you wish to terminate your appointment and this agreement, you must give the company six months’ written notice. If, following termination of your appointment, you do not resign from the Board of the company, and the boards of the principal subsidiaries, having been requested to do so, the company will be appointed as your attorney to effect your resignation. By countersigning this letter, you irrevocably appoint the company as your attorney to act on your behalf to execute any document or to do anything in your name necessary to effect your resignation in accordance with this letter. If there is any doubt as to whether such a document (or other thing) has been carried out within the authority conferred by this paragraph, a certificate in writing (signed by any director or the Company Secretary) will be sufficient to prove that the act (or thing) falls within that authority.

2	Status of Appointment

Upon appointment as Chairman you will become an employee of the company. This letter sets out the only consideration you will receive for performing your duties. Accordingly, no other remuneration or benefits will be provided and, in particular, you will not participate in any of the company’s senior executive incentive plans or pension schemes. For the avoidance of doubt if there is any conflict between this letter and the terms of any staff handbook or staff manual issued to you, the terms of this letter will prevail.

3	Board Committees

As Chairman of Lloyds Banking Group plc, you will be required to chair the Nomination and Governance Committee. You will also serve as a member (but will not either formally or informally, assume the Chair) of the Remuneration Committee. It is also envisaged that you will continue as a member of the Risk Committee and an attendee of the Audit Committee.

4	Role

The required responsibilities of the Chairman are:

•	leadership of the Board;

•	promotion of the highest standards of corporate governance;

•	oversight of the content of the Board meeting agendas[1] to ensure that the Board devotes its time and attention to the right matters. Agendas are finalised at Board Agenda Review meetings involving the Chairman, Group Chief Executive (GCE) and Company Secretary. The Deputy Chairman and Senior Independent Director also attend;

•	effective communication with shareholders and development of understanding of the views of shareholders;

•	leadership of and, with the assistance of the Company Secretary, attendance to the identification and provision of induction, training and development needs for Directors and the Board generally;

•	ensuring, with the support of the Company Secretary, that Directors receive timely and relevant information, including all material risks, and are kept advised of key developments, both during and between formal meetings;

•	encourage open dialogue between directors and to this end, meeting regularly with the Non-Executive Directors in the absence of Executive Directors in private sessions;

•	support and championing of the building and maintenance of a customer-focussed, open and transparent culture;

•	building an effective and complementary Board and, in conjunction with the Nomination & Governance Committee, planning succession in Board appointments;

•	oversight, where appropriate, of the Bank’s relationships with PRA and FCA and other government and regulatory entities, maintaining regular dialogue and ensuring that these interactions complement those of the GCE; and

•	taking responsibility for working with the GCE and, through the GCE, the executive, to ensure the Board is presented with a clear strategy and high level business plan for approval, with sufficient opportunity for challenge and debate and the subsequent oversight by the Board of its execution.

And in the shorter term:

•	Management, with the GCE, of the Bank’s relationship with UKFI including the process by which HMG’s stake in LBG is reduced; and

•	oversight of the divestment by IPO or otherwise of the branch network constituting the Verde sale and, if appropriate, the establishment of a separate Board for this activity.

And you retain the following responsibilities as a Non Executive Director:

•	provide sound leadership of the company within a framework of prudent and effective controls which enable risk to be assessed and managed;

•	set the company’s strategy having regard to its risk appetite, ensuring that the necessary financial and human resources are in place for the company to meet its objectives, and review management performance; and

[1]	Including the rolling forward programme

•	set the company’s values and standards and ensure that its obligations to its shareholders and others are met and understood.

5	Time Commitment

As the Chairman, you are required to devote such time as is necessary for the effective discharge of your duties. The estimated time commitment for your role is approximately 3 - 4 days per week.

The estimated time commitment includes scheduled Board and Committee meetings relevant to your role, plus strategy sessions (including offsite meetings), attendance at the AGM and preparation for meetings.

On appointment as Chairman you will be required to relinquish any other roles that compete or conflict with the Company’s business, or which will affect your ability to meet the time commitment indicated below. You should discuss and agree with the current Chairman and the Senior Independent Director, your proposals in this regard.

In your capacity as Chairman of Lloyds Banking Group plc, you may be required to attend or represent the Group at meetings with the regulator, the Government, investors or other third parties as appropriate.

By accepting this appointment, you confirm that you are able to allocate sufficient time to meet the expectations of your role to the satisfaction of the board.

The agreement of the Senior Independent Director should be sought before accepting additional commitments that might affect your ability to meet the time commitments necessary to discharge your duties.

6	Fees and Expenses

In consideration of your appointment as Chairman, the company will pay you a fee at the rate of £700,000 per annum (“annual fees”) and provide the following benefits:

•	Life cover providing for a payment equal to four times your annual fees in the event of your death during the term of this agreement provided you comply with any eligibility requirements or other conditions from time to time set by the company.

•	A cash allowance of £1,000 payable each month (£12,000 per annum) in lieu of a company car.

•	Membership of the company’s medical plan subject to the rules of the plan from time to time, including eligibility rules. You will also be entitled to receive an executive confidential annual medical screening.

•	Secretarial services and the services of a company driver.

You will be responsible for the payment of any tax in relation to the provisions of these benefits.

Your annual fees cover all services performed by you for any member of the Lloyds Banking Group and its subsidiaries.

Your annual fees will accrue on a daily basis and be payable monthly in arrears less any tax and national insurance contributions the company is obliged to pay. These fees will be subject to an annual review by the Remuneration Committee of the company. Fees will be paid into a bank account held in your name with Lloyds Bank or any of the Lloyds Banking Group banking brands.

If for any reason related to illness, disability or injury, you are unable to carry out your duties, payment of any fees during the period of incapacity will be at the discretion of the Remuneration Committee, after the first 3 months of incapacity.

7	Outside Interests

It is accepted and acknowledged that you have business interests other than those of the company. As a condition of your appointment you are required to declare any such directorships, appointments and interests to the Board in writing. If you take on any additional business interests or become aware of any potential conflicts of interest, these must be disclosed to the Board as soon as they arise or become known to you. If at any time you are considering acquiring any new interest which might give rise to a conflict of interest with the company you must first discuss the matter with the Senior Independent Director and obtain a resolution of the Board authorising such interest. Regardless of any approval given in relation to outside interests, it is your responsibility to ensure that you can meet the time commitment required by the role.

8	Confidentiality

You will not use or disclose to any person, firm or organisation (except as required by law or to carry out your duties under this letter) any trade secrets, know-how, business information or other private or confidential information relating to the business, finances or affairs of the company or any member of the Lloyds Banking Group, or any customer of any such company or any other information provided on the basis that it is confidential. You will use your best endeavours to prevent the unauthorised use or disclosure of any such information.

This restriction will continue to apply after your appointment ends without limit in time but will not apply to information which becomes public, unless through unauthorised disclosure by you. After your appointment ends you will return all documents and information (whether written, visual or electronic) under your control which belong to the company or any member of the Lloyds Banking Group.

Your attention is also drawn to the requirements under both legislation and regulation relating to the disclosure of price sensitive information. You should avoid making any statements or engaging in any dealings that might contravene these requirements. The Company Secretary can provide further information and advice on these matters if required. Company policy is that all external communication on company affairs is restricted to the Chairman, the Group Chief Executive and Group Director, Corporate Affairs only. If you wish to undertake media training at any time prior to or during your appointment as Chairman, this can be arranged via the Group Director, Corporate Affairs.

9	Evaluation and review of performance

The Chairman’s annual performance review is conducted annually by the Senior Independent Director. As Chairman, you are responsible for leading the annual effectiveness review of the Board, its committees and individual directors.

10	Directors’ Liability Indemnity and Insurance

To the extent permitted by law, directors are entitled to be indemnified by the company against all costs and liabilities incurred by them in execution of their duties. In this regard, your indemnity dated 1 June 2012 remains in full force and effect.

You will also have the benefit of any directors’ and officers’ insurance cover maintained from time to time by the company (subject to the proviso that this shall not oblige the company to maintain such cover at all, or on the same terms as is currently in place).

11	Independent Professional Advice

Occasions may arise when you consider that you need professional advice in the furtherance of your duties as a director and it will be appropriate for you to consult independent advisers at the company’s expense. The company will reimburse the full cost of expenditure incurred.

12	Disclosure and Dealings in Shares

The company may be required to include in its annual accounts a note of any material interest that a director may have in any transaction or arrangement that the company has entered into. You must disclose any such interest as soon as possible but no later than the board meeting at which the transaction or arrangement is first discussed so that the Board can note your interest and, if appropriate, approve any conflicts. A general notice that you are interested in any contracts with a particular person, firm or company is acceptable.

During the continuation of your appointment you will be expected to comply (and to procure that your spouse and any connected persons comply) where relevant with any rule of law or regulation of any competent authority or of the company from time to time in force in relation to dealings in shares, debentures and other securities of the company and the unpublished price sensitive information affecting the shares, debentures and other securities of the company.

Details of the procedure for dealing in shares, together with explanatory notes on the code of market conduct/model code, were provided on your appointment as a non executive director. A copy is available from the Company Secretary. You should note that, as Chairman, the Model Code provides that you (or your connected persons) must not deal in any securities of the company without first notifying the Group Chief Executive and receiving clearance to deal from him or, in his absence the Senior Independent Director.

Directors (and their connected persons) are required to seek permission from you as Chairman, prior to dealing on their own behalf.

13	Shareholdings

All directors are encouraged to hold shares in the company. If you would like to receive whole or part of your monthly fee in shares, we would be happy to make the necessary arrangements for you.

Please acknowledge receipt and acceptance of the above terms by signing and returning the enclosed copy of this letter.

Please do not hesitate to contact me for any assistance in any matters during the term of your appointment.

Yours sincerely

Tony Watson
Senior Independent Director
Lloyds Banking Group plc

I acknowledge receipt of the letter of which this is a copy and accept the terms of appointment.

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EXECUTED as a DEED by me Lord Norman Blackwell

on ________________ (Date)

in the presence of:

Witness’s signature:

Name:

Address:

Occupation: